File No. 811-4541

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

AMENDMENT NO. 1
to
FORM N-8B-2
__________

REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

Pursuant to Section 8(b) of the
Investment Company Act of 1940
__________

     THE STRIPPED (“ZERO”) U.S. TREASURY SECURITIES FUND,
NATIONWIDE PROVIDENT SERIES A AND SUBSEQUENT AND SIMILAR
SERIES

(Name of Unit Investment Trust)

Not the issuer of periodic payment plan certificates.

I. ORGANIZATION AND GENERAL INFORMATION

1	.	(a)	Furnish name of the trust and the Internal Revenue Service
Employer Identification Number. (According to security
designation or otherwise, if the trust does not have or does not transact business under any other designation.)

The Stripped (“Zero”) U.S. Treasury Securities Fund, Nationwide Provident Series A and subsequent and similar series (formerly The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A and subsequent and similar series).

Reference to the Internal Revenue Service
Employer Identification Number is inapplicable.

		(b)	Furnish title of each class or series of securities issued by the trust.

CERTIFICATE OF BENEFICIAL INTEREST THE STRIPPED (“ZERO”) U.S. TREASURY SECURITIES FUND Nationwide Provident Series A1

2	.	Furnish name and principal business address and ZIP Code and the
Internal Revenue Service Employer Identification Number of each depositor of the trust.[2]

Merrill Lynch, Pierce, Fenner & Smith Incorporated
P.O. Box 9051
Unit Investment Trust Division
Princeton, New Jersey 08543-9051
Internal Revenue Service Employer
Identification Number: 13-5674085

3	.	Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.[3]

__________________
1 Or appropriate subsequent Series designation.

[2] For subsequent Series, as indicated on the cover of Form S-6 for such Series.

[3] For subsequent Series as indicated under the heading “How the Fund Works – Trustee” of the Prospectus for such Series.

Trustee:

JPMorganChase Bank
14201 Dallas Parkway
Dallas TX 75240
Internal Revenue Service Employer
Identification Number: 13-4994650

is the trustee of the trust acting for the series of securities mentioned in the answer to Item 1(b) herein.

4	.	Furnish name and principal business address and ZIP Code and the
Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

Inapplicable

5	.	Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

State of New York

7	.	Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

Former Name	Approximate Date of Change
The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A, and subsequent and similar series	April 28, 2003

THE STRIPPED (“ZERO”) U.S. TREASURY SECURITIES FUND
Nationwide Provident Series A and subsequent and similar series

SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the registrant has caused this registration statement to be duly signed on behalf of the registrant by the undersigned thereunto duly authorized in the City of Plainsboro and State of New Jersey on the 28th day of April, 2003.

THE STRIPPED (“ZERO”) U.S. TREASURY SECURITIES FUND,
NATIONWIDE PROVIDENT SERIES A
                AND SUBSEQUENT AND SIMILAR SERIES
(Name of Registrant)

By:      MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
    (Name of Depositor)

                                                  /s/ Jay Fife
(Name of Officer of Depositor)

                                        Director - MLIM Treasury
(Title)

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